UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

Suite 300 – 1055 West Hastings Street, Vancouver, BC  V6E 2E9

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1.	News Release dated February 17, 2009
2.	Material Change Report dated February 17, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2009	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: President & CEO

Suite 300 – 1055 West Hastings Street Vancouver, BC, Canada V6E 2E9 T: 604.685.5492 F: 604.685.2536 www.buffalogold.ca	Trading Symbol: TSXV – BUF OTC\BB – BYBUF FWB – B4K

BUFFALO GOLD ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

Vancouver, BC, February 17, 2009 – Buffalo Gold Ltd. (TSX-V: BUF; OTCBB: BYBUF; FWB: B4K) announces that as part of the Company’s plan to restructure there have been some changes implemented to the Board of Directors.

The Company would like to welcome the appointment of Mr. Adrian Rollke, Mr. Garry Stock and Mr. Peter Russell-Jones to the Board of Directors. Mr. Rollke has a background in corporate finance and has extensive experience as a senior officer and director of public companies. He was the secretary/treasurer and director of Atlanta Gold Corp., a Toronto Stock Exchange company, and he was extensively involved with Consolidated Ramrod Gold Corp., a TSX 300 listed company. Mr. Rollke is the founder of Pencari Resource Corp., a company trading on the TSX Venture Exchange. Currently he is on the Board of Oriental Minerals and Cascade Resources, both listed on the TSX Venture Exchange. Mr. Garry Stock brings more than 12 years of experience in the junior mining industry and has completed the chartered financial analyst designation. He graduated with a bachelor (honours) in economics from McMaster University. Currently, Mr. Stock is the president of Teslin River Resources and the chief financial officer of Mega Moly Inc., both companies trading on the TSX Venture Exchange, as well as vice-president, corporate development, for Longview Capital Partners. Mr. Peter Russell-Jones has over 20 years of experience in the corporate environment, having commenced his career with Price Waterhouse. Much of this time has been spent in the resource sector in senior management positions. He was instrumental in establishing a venture capital fund management group in Australia, which currently has $100-million under management. These individuals bring a wealth of experience to the Board of Buffalo Gold and are excited about the opportunity to assist the Company in moving forward. Mr. Damien Reynolds will remain as chief executive officer and chairman of Buffalo Gold Ltd.

Mr. James G. Stewart, Mr. Douglas Turnbull and Mr. Brian McEwen have tendered their resignations, effective February 12, 2009. Mr. Simon Anderson has tendered his resignation as chief financial officer and corporate secretary effective February 13, 2009. Buffalo Gold would like to thank the Directors for their tenure and commitment to the Company over the last few years and wishes them success in their future endeavours.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

________________________________

Damien Reynolds,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

300 – 1055 West Hastings Street

Vancouver, BC  V6E 2E9

Item 2

Date of Material Change

February 12, 2009

Item 3

News Release

A press release was issued on February 17, 2009, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo announces changes to the Company Board of Directors and Officers.

Item 5

Full Description of Material Change

As part of the Company’s plan to restructure there have been some changes implemented to the Board of Directors.

The Company would like to welcome the appointment of Mr. Adrian Rollke, Mr. Garry Stock and Mr. Peter Russell-Jones to the Board of Directors. Mr. Rollke has a background in corporate finance and has extensive experience as a senior officer and director of public companies. He was the secretary/treasurer and director of Atlanta Gold Corp., a Toronto Stock Exchange company, and he was extensively involved with Consolidated Ramrod Gold Corp., a TSX 300 listed company. Mr. Rollke is the founder of Pencari Resource Corp., a company trading on the TSX Venture Exchange. Currently he is on the Board of Oriental Minerals and Cascade Resources, both listed on the TSX Venture Exchange. Mr. Garry Stock brings more than 12 years of experience in the junior mining industry and has completed the chartered financial analyst designation. He graduated with a bachelor (honours) in economics from McMaster University. Currently, Mr. Stock is the president of Teslin River Resources and the chief financial officer of Mega Moly Inc., both companies trading on the TSX Venture Exchange, as well as vice-president, corporate development, for Longview Capital Partners. Mr. Peter Russell-Jones has over 20 years of experience in the corporate environment, having commenced his career with Price Waterhouse. Much of this time has been spent in the resource sector in senior management positions. He was instrumental in establishing a venture capital fund management group in Australia, which currently has $100-million under management. These individuals bring a wealth of experience to the Board of Buffalo Gold and are excited about the opportunity to assist the Company in moving forward. Mr. Damien Reynolds will remain as chief executive officer and chairman of Buffalo Gold Ltd.

Mr. James G. Stewart, Mr. Douglas Turnbull and Mr. Brian McEwen have tendered their resignations, effective February 12, 2009. Mr. Simon Anderson has tendered his resignation as chief financial officer and corporate secretary effective February 13, 2009. Buffalo Gold would like to thank the Directors for their tenure and commitment to the Company over the last few years and wishes them success in their future endeavours.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, President & CEO at (604) 685-5492

Item 9

Date of Report

February 17, 2009